DLA Piper LLP (US) 2525 East Camelback Road, Suite 1000 Phoenix, Arizona 85016-4232 www.dlapiper.com Steven D. Pidgeon steven.pidgeon@dlapiper.com T 480.606.5124 F 480.606.5524

November 29, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549-3628

Attention:	Melissa Campbell Duru

Re:	JDA Software Group, Inc. Schedule 14D-9 Filed November 15, 2012 Amendments 1, 2, & 3 to Schedule 14D-9 Filed November 15, 21, and 23, 2012 File No. 5-49467

Dear Ms. Duru:

On behalf of JDA Software, Inc., (the “Company”), we respectfully submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 27, 2012, relating to the Company’s Schedule 14D-9 filed with the Commission on November 15, 2012, as amended (the “Schedule 14D-9”).

The Company has filed via EDGAR an amendment to the Schedule 14D-9 on the date hereof in response to the Staff’s comments.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response thereto. References in this letter to “we”, “us” or “our” mean the Company or its advisors, as the context may require. Capitalized terms used herein but not defined herein have the meaning given to them in the Schedule 14D-9.

Schedule 14D-9

Schedule 14D-9/A

Potential for Future Arrangements, page 17

Staff’s Comment:

1.	If changes have occurred to the disclosure in this section, please update to disclose any agreements that have been entered into by the current management team since the commencement of the offer.

Company Response:

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that none of the Company, Parent, Purchaser, Holdco, RHI, NMP, or NMC has entered into any agreements with the Company’s executive officers or directors since the commencement of the tender offer.

Securities and Exchange Commission

November 29, 2012

Page Two

J.P. Morgan Financial Analyses and Opinion, page 37

Staff’s Comment:

2.	We note reference to the series of projections provided by the Board to J.P. Morgan for use in its analysis. Please revise to include a complete description of the projections provided to J.P. Morgan in rendering its final opinion, inclusive of any material differences between the projections provided on July 12, August 30 and/or at a later date.

Company Response:

The Company has amended the Schedule 14D-9 (i) in the indicated section to add a cross-reference to the description in “Certain Company Projections” of the five-year projections provided by the Company to J.P. Morgan, and (ii) in “Certain Company Projections” to indicate that the material line items of the Company’s five-year projections that J.P. Morgan relied upon in rendering its final opinion are provided therein. In addition, the Company respectfully advises the Staff that J.P. Morgan has informed the Company that it relied only upon the five-year projections provided by the Company on August 30, 2012, and did not rely upon any projections provided by the Company prior to such date (and no projections were provided after such date), in rendering its final fairness opinion.

Staff’s Comment:

3.	Please supplement the disclosure in this section to clarify in greater detail the basis upon which J.P. Morgan determined the comparability of companies included for the trading multiples analysis and selected transactions analysis.

Company Response:

The Company has amended the Schedule 14D-9 in the indicated section to provide the information requested by the Staff.

Certain Company Projections, page 42

Staff’s Comment:

4.	Please revise to include the reconciliation disclosure required by Rule 100 of Regulation G. Refer generally to the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

Company Response:

The Company has amended the Schedule 14D-9 in the indicated section to provide the information requested by the Staff.

Securities and Exchange Commission

November 29, 2012

Page Three

The Company has provided the requested acknowledgements requested by the Staff in a separate letter, which is included as an exhibit to this letter.

Please call the undersigned at (480) 606-5124 if you have any questions or require further information. Please advise us if we can assist you in order to facilitate the review of the above-referenced documents.

Very truly yours,

DLA Piper LLP (US)

/s/ Steven D. Pidgeon

Partner

cc:	Hamish N. Brewer
President and Chief Executive Officer
JDA Software Group, Inc.

JDA SOFTWARE GROUP, INC.

14400 North 87th Street

Scottsdale, AZ 85260

November 29, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549-3628

Attention:	Melissa Campbell Duru

Re:	JDA Software Group, Inc. Schedule 14D-9 Filed November 15, 2012 Amendments 1, 2, & 3 to Schedule 14D-9 Filed November 15, 21, and 23, File No. 5-49467

Dear Ms. Duru:

JDA Software Group, Inc. (the “Company”) hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

JDA Software Group, Inc.

By:	/s/ David Kennedy
David Kennedy
Executive Vice President and Chief Legal Officer